DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02017713

NO ACT
P.E 1-3-02
1-04881

February 8, 2002

Edward P. Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Act 1934
Section 14A8
Rule
Public Availability 2/8/2002

Re: Avon Products, Inc.
Incoming letter dated January 3, 2002

Dear Mr. Smith:

This is in response to your letter dated January 3, 2002 concerning the shareholder proposal submitted to Avon by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Doug J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington DC 20001

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

Rule 14a-8(j)
Rule 14a-8(i)(7)
Rule 14(a)-8(i)(3)

January 3, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc. — Shareholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, we hereby give notice on behalf of Avon Products, Inc. (the "Company") of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively, "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund ("Proponent") by letter dated November 16, 2001. We are filing six copies of this letter with the Proposal attached as Exhibit A.

The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

I. *The Proposal*

The Proposal requests that the Company's "...Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company."

II. *Rule 14a-8(i)(7)*

The Company has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7). Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy materials if the "...proposal deals with a matter relating to the company's ordinary business operations."

Implementation of the Proposal would preclude the Company from utilizing the public accounting firm retained by the Company to provide services other than audit services.

As noted in the Company's proxy statement for its 2001 Annual Meeting of Shareholders, the public accounting firm retained by the Company as auditor of its financial statements also provides other services, including acting as statutory auditor of certain of the Company's international subsidiaries required by foreign jurisdictions but not necessary to support the audit of the Company's financial statements, conducting the audit of employee benefit plans required by the Employee Retirement Income Security Act, expatriate tax services provided to the Company's worldwide locations, insurance claims support services, certain tax planning, human resource, management consulting and other services. In a global business such as the Company's, the source of quality service providers in some jurisdictions may be limited. The selection of suppliers to provide these many and varied services is a classic example of the conduct of a corporation's ordinary business operations. The Company and its Board, who have the fiduciary duty to act in the best interest of the shareholders, should not be restrained from selecting the Company's auditor to provide these non-audit services if they determine that, in specific circumstances, this selection is in the best interest of the Company and its shareholders. Indeed, the selection of other consultants to provide, for example, statutory audits of the Company's international subsidiaries, would entail significant duplication of effort and thus incremental expense.

In clarifying the "ordinary business operations" ground for exclusion in Release 34-40018, the Commission stated:

> "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors ... Examples include ... the retention of suppliers."

In addition, if the Company were to determine that the selection of its current auditing firm as provider of certain of these non-audit services was in its best interests, implementation of the policy set forth in the Proposal would require the selection of a different firm as the Company's outside auditors. The Proposal would therefore limit the ability of the Board to select, and the criteria to be employed in selecting, the auditing firm which the Board and its Audit Committee believes would best serve the Company and its shareholders and would thereby interfere with the conduct of the ordinary business of the Company.

The Staff has consistently concurred in the view that shareholder proposals relating to the criteria and method regarding the selection and appointment of independent auditors may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations. See Community Bancshares, Inc., March 15, 1999 (require auditor to be a regional or national certified public accounting firm); LTV Corporation, November 22, 1995 (require report on financial capacity of auditing firm to satisfy malpractice claims); Sonic Blue, March 23, 2001 (auditor to be selected by shareholders); Monsanto Company, January 17, 1989 (competitive bidding to select auditors);

Texaco, Inc., August 23, 1993 (change auditors periodically). See also Occidental Petroleum, January 13, 1998; Excalibur Technologies Corporation, available May 4, 1998; Transamerica Corporation, March 8, 1996; Pacific Gas and Electric Company, January 26, 1993. As implementation of the Proposal would preclude the Company from selecting a firm to act as the Company's independent auditor if the Company determined to utilize the same firm for other services, omission of the Proposal would be consistent with the Staff's prior positions.

III. *Rule 14a-8(i)(3)*

Rule 14a-8(i)(3) permits an issuer to omit from its proxy material a shareholder proposal and any statement in support thereof if "... the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The supporting statement included as part of the Proposal contains two quotes purportedly from, and cited to, "Division of Corporate [sic] Finance, Staff Legal Bulletin # 14, 7/13/01." We have reviewed Staff Legal Bulletin # 14 and the quotations from the supporting statement are not contained therein. The supporting statement is therefore false in violation of Rule 14a-9 and the Proposal should therefore be excludable pursuant to Rule 14a-8(i)(3).

IV. *Conclusion*

The Proposal deals with the Company's ordinary business operations. Therefore, it may be excluded under Rule 14a-8(i)(7). The Proposal is also false and misleading in violation of Rule 14a-9 and may be excluded under Rule 14a-8(i)(3).

Based on the foregoing, we respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2002 Proxy Materials under Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

The Company is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials by transmitting a copy of this letter to the Proponent.

Please contact the undersigned at (212) 408-5371 if you have any questions or comments. Thank you for your attention to this request.

Very truly yours,

Edward P. Smith

Edward P. Smith

cc: Mr. Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue N.W.
Washington, D.C. 20001

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 16, 2001

Ward M. Miller, Jr.
Corporate Counsel and Secretary
Avon Products, Inc.
1345 Avenue of the Americas
New York, New York 10105

Re: Shareholder Proposal

Dear Mr. Miller:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Avon Products, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's outside audit firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,000 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Fees Proposal

Resolved, that the shareholders of Avon Products, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that PricewaterhouseCoopers LLP received $3.0 million for the audit of the Company's annual financial statements, while receiving $8.8 million for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avon Products, Inc.
Incoming letter dated January 3, 2002

The proposal requests that the board of directors adopt a policy stating "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit-services to our Company."

There appears to be some basis for your view that Avon may exclude portions of the supporting statement under 14a-8(i)(3) as false or misleading in violation of rule 14a-9. In our view, the proponent must:

- Revise the discussion that begins "The U.S. Securities and Exchange Commission . . ." and ends " . . . ("Bulletin #14")" to provide an accurate citation to a specific source; and
- Revise the discussion that begins "Bulletin # 14 identifies . . ." and ends ". . . have dramatically increased" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides the company with a revised proposal and supporting statement, within seven days of receiving the letter, we will not recommend enforcement action to the Commission if Avon omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Avon may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Avon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel